centrica

taking care of the essentials

02 NOV -4 AM 8:16

82-4578

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SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	1 November, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Eileen Baker	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

02055678

Please find following a Stock Exchange Announcement recently released.

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

Regards

Eileen Baker

dlw 11/18

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

1 November, 2002

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc Announces Filing by Enbridge Services Inc. for Proposed Initial Public Offering of The Consumers' Waterheater Income Fund

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

31 October, 2002

Centrica plc announces filing by Enbridge Services Inc. for Proposed Initial Public Offering of The Consumers' Waterheater Income Fund

Enbridge Services Inc. (ESI) a subsidiary of Centrica plc, has filed a preliminary prospectus in Canada with the Ontario Securities Commission for an Initial Public Offering of trust units of The Consumers' Waterheater Income Fund.

ESI intends to sell the water heater assets to the fund which will hold ownership of all water heaters and other assets leased by ESI to customers and will receive 65 per cent of rental charges made by customers. ESI will retain 35 per cent of revenues received from customers in relation to the water heaters. The amount to be paid by the fund will not be determined until pricing and closing of the offering which ESI anticipates will be mid-December 2002.

This proposed offering is consistent with earlier announcements by Centrica regarding the refinancing of the water heater assets purchased as part of the acquisition of ESI in May 2002. Upon closing of the offer, ESI will continue to own an interest in the fund. The interest retained by ESI will not be determined until closing of the transaction.

The preliminary prospectus is presently under review by Canadian securities commissions and the Initial Public Offering has not yet been launched. There can be no assurance that the offering will take place as it is subject to, inter alia, prevailing market conditions and regulatory approvals. A further announcement will be made in due course.

Notes to editors:

An income fund is an equity market product used in the Canadian capital markets, differentiated from ordinary equity primarily in that the listed instrument is a unit in a trust not a share in a corporation.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 01753 494085